SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)1

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Ascent Assurance, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

           04362N103
(CUSIP Number)

Ivy B. Dodes
Credit Suisse First Boston
11 Madison Avenue
New York, New York 10010
(212) 325-2000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 31, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

The information required on the remainder of this cover page will not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

__________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Page 1 of 22 Pages

CUSIP No.: 04362N103

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ X ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER 47,210,376 shares of Common Stock, par value $0.01(1) SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER 47,210,376 shares of Common Stock, par value $0.01(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,210,376 shares of Common Stock, par value $0.01(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93%(1)

14	TYPE OF REPORTING PERSON BK, HC, OO

Page 2 of 22 Pages

          (1) This assumes approval of the Charter Amendment and receipt of any required regulatory approvals as further described in Items 5 and 6 below.

          This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Statement on Schedule 13D, filed on April 12, 1999 (the “Initial Schedule 13D”) and Amendment No. 1, filed on August 22, 2003 (“Amendment No. 1”), relating to the Common Stock of Ascent Assurance, Inc. (“Ascent” or the “Company”). The Initial Schedule 13D, Amendment No. 1 and Amendment No. 2 are collectively referred to herein as “Schedule 13D.” Capitalized terms used and not defined in this Amendment No. 2 shall have the meanings set forth in the Initial Schedule 13D.

Item 2—Identity and Background

          Item 2 is hereby amended to read in its entirety as follows:

          (a-c, f) In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement is being filed by Credit Suisse First Boston (the “Bank”), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the “CSFB business unit”) excluding Asset Management (as defined below) (the “Reporting Person”). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management (“Asset Management”). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank’s principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person’s principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

          The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. (“CSFBI”), a Delaware corporation. The address of CSFBI’s principal business and office is Eleven Madison Avenue, New York, New York 10010. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group (“CSG”), a corporation formed under the laws of Switzerland.

          CSFBI owns all of the voting stock of Credit Suisse First Boston (USA), Inc. (“CSFB-USA”), a Delaware corporation and holding company. Credit Suisse First Boston LLC (“CSFB LLC”), a Delaware limited liability company, is a registered broker-dealer that effects trades in many companies, including the Company. CSFB LLC is the successor company of Credit Suisse First Boston Corporation (“CSFBC”), and all references hereinafter to CSFBC shall be deemed to refer to CSFB LLC. CSFB-USA is the sole member of CSFB LLC.

          Special Situations Holdings, Inc. – Westbridge, a Delaware corporation (“SPV”), and a wholly owned subsidiary of CSFB LLC, is the holder of record of the shares of Common Stock and the Series B Preferred Stock (as defined below) to which this Schedule 13D relates. Credit Suisse First Boston Management LLC (“Management LLC”), a Delaware limited liability company whose sole member is CSFB-USA, was until December 31, 2003 the holder of the Company’s 12% Note due April 17, 2004 (the “12% Note”), the terms of which 12% Note have been amended as more fully described under Item 6 below. The address of the principal business and office of each of CSFB-USA, CSFB LLC, SPV and Management LLC is Eleven Madison Avenue, New York, New York 10010.

          CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit. CSG’s business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

          CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own shares of Common Stock of the Company to which this Statement relates and such shares are not reported in this Statement. CSG expressly disclaims beneficial ownership of Common Stock beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of Common Stock beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.

          The Reporting Person, CSFBI, CSFB-USA, CSFB LLC, SPV and Management LLC may be deemed for purposes of this Statement to beneficially own shares of Common Stock held in client accounts with respect to which CSFB LLC or its employees have voting or investment discretion, or both (“Managed Accounts”). The Reporting Person, CSFBI, CSFB-USA, CSFB LLC, SPV and Management LLC disclaim beneficial ownership of shares of Common Stock held in Managed Accounts. The Reporting Person, CSFBI, CSFB-USA, CSFB LLC, SPV and Management LLC may also be deemed, for purposes of this Statement, to beneficially own from time to time shares of Common Stock acquired in ordinary course trading activities by CSFB LLC.

          The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, SPV and Management LLC are set forth on Schedules A-1 through A-6 attached hereto, each of which is incorporated by reference herein.

           (d-e) Except as otherwise provided herein, during the past five (5) years none of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, SPV, Management LLC nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-6 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

          On January 22, 2002, CSFBC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. (“NASDR”) and the Securities and Exchange Commission (“SEC”) resolving all outstanding investigations of CSFBC into the allocation of shares in initial public offerings (“IPOs”). CSFB-USA was then the sole stockholder of CSFBC.

          CSFBC consented to these settlements without admitting or denying any of the allegations made in the SEC’s Complaint or the Letter of Acceptance, Waiver and Consent (“AWC”) filed with the NASDR. The SEC and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements. The NASDR and SEC alleged that certain employees allocated “hot” IPO shares to certain customers who paid the Firm a portion of the profits (between 33 and 65 percent) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to the IPO shares.

          Under the terms of the coordinated settlement:

•	CSFBC paid a total of $100 million. This amount included $30 million in fines and civil penalties divided evenly between the SEC and NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the SEC and NASDR. The SEC determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

•	CSFBC has adopted and implemented revised policies and procedures for allocating IPOs in its broker-dealer operations. The SEC and NASD have reviewed these policies and procedures. These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations and enhanced supervisory procedures, which includes the review of commissions paid by certain accounts receiving allocations around the time of the IPO. CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

          In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110. These Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require a managing underwriter to file certain information that may have a bearing on the NASDR’s review of underwriting arrangements, (d) require members to establish, maintain and enforce a reasonable supervisory system, and (e) require broker-dealers to maintain certain books and records.

          The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC Rule 17a-3, thereunder, which are incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-dealer. In the SEC settlement, CSFBC, without admitting or denying the allegations of the Complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act and SEC Rule 17a-3; and (2) ordered CSFBC to comply with certain undertakings.

          Neither the SEC nor NASDR made any allegations or findings of fraudulent conduct by CSFBC. Further, neither the SEC nor NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC’s conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket.

          On October 31, 2003, the U.S. District Court for the Southern District of New York (the “SDNY”) approved the global settlement among a number of Wall Street firms, including CSFB LLC, and a coalition of state and federal regulators and self-regulatory organizations (the “Global Settlement”). CSFB LLC, without admitting or denying any alleged violation, consented to the Global Settlement and thereby resolved an SEC complaint filed on April 28, 2003, in the SDNY. In this complaint, the SEC alleged that, from July 1998 to December 2001, CSFB LLC engaged in acts and practices that created or maintained inappropriate influence over research analysts, thereby imposing conflicts of interest on research analysts that CSFB LLC failed to manage in an adequate or appropriate manner. The SEC’s complaint also alleged that CSFB LLC engaged in inappropriate “spinning” of “hot” IPO allocations in violation of New York Stock Exchange (“NYSE”) and NASD Inc. (“NASD”) rules requiring adherence to high business standards and just and equitable principles of trade, and that CSFB LLC’s books and records relating to certain transactions violated the broker-dealer record-keeping provisions of Section 17(a) of the Securities Exchange Act of 1934, NYSE Rules 401, 440 and 476(a)(6) and NASD Rules 2110 and 3110.

          Under the terms of the Global Settlement:

•	CSFB LLC agreed to pay the following amounts: $75 million as a penalty, $75 million as disgorgement of commissions and other monies for restitution for investors, and $50 million to be used to fund independent research. This $50 million to fund independent research is payable over a five-year period.

•	CSFB LLC is required, among other things, to: (i) separate its research and investment banking departments and make independent research available to investors, (ii) prohibit its analysts from receiving compensation for investment banking activities and prohibit analysts’ involvement in investment banking “pitches” and “roadshows,” (iii) contract, for a five-year period, with no fewer than three independent research firms that will make available independent research to CSFB’s customers, and (iv) make its analysts’ historical price targets (among other things) publicly available.

•	CSFB LLC is permanently restrained and enjoined from violating Sections 15(c) and 17(a) of the Exchange Act, Exchange Act Rules 15c1-2 and 17a-3, NASD Rules 2110, 2210, 3010, and 3110, and NYSE Rules 342, 401, 440, 472, and 476.

          Other Wall Street firms were subject to similar requirements.

Item 3—Source and Amount of Funds or Other Consideration

          Item 3 is hereby amended by adding the following at the end thereof:

          The beneficial ownership interest acquired since the date of filing of Amendment No. 1 was acquired by the Reporting Person through the issuance to SPV of the shares of new Series B Convertible Participating Preferred Stock, par value $0.01 per share (“Series B Preferred Stock”), in exchange for all of the Series A Convertible Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”), held by SPV immediately prior to December 31, 2003 plus all accrued and unpaid dividends thereon, pursuant to the Exchange Agreement, dated as of December 31, 2003, among the Company, Management LLC and SPV (the “Exchange Agreement”), as further described under Item 4 and Item 6 below. The aggregate number of shares of Series A Preferred Stock held by SPV immediately prior to December 31, 2003 (the “Closing Date”) had increased since the date of filing of Amendment No. 1 through the issuance of additional shares of Series A Preferred Stock in respect of accrued dividends on the Series A Preferred Stock.

Item 4—Purpose of Transaction

          Item 4 is hereby amended by adding the following at the end thereof:

          In connection with the letter dated August 22, 2003 filed as an Exhibit to Amendment No. 1, the Board established a special committee of its independent members (the “Special Committee”) to evaluate the terms of any transaction with Management LLC and SPV and determine whether such transaction would be fair to the stockholders of the Company that are unaffiliated with the Reporting Person (the “Public Holders”). On December 31, 2003, the Special Committee (after receiving an opinion of an independent financial advisor to the same effect) determined that the transactions contemplated by the Exchange Agreement were fair to the Public Holders and immediately following the approval of the Exchange Agreement and all of the related documents and the transactions contemplated thereby by the Special Committee and ratification by the Board (with any directors affiliated with the Reporting Person abstaining from such vote), the parties entered into such agreements with the principal purpose of extending the maturity date and changing the conversion rate for the Series A Preferred Stock, and extending the maturity date for the loan made by Management LLC and evidenced by the 12% Note.

          Pursuant to the Exchange Agreement, and as summarized further in Item 6 below, the Reporting Person has exchanged all of the Series A Preferred Stock held by it for shares of Series B Preferred Stock, which together with the shares of Common Stock held by it and on an as converted, fully diluted basis represents 93% of the outstanding Common Stock of the Company. In addition, certain changes in the composition of the Company’s Board have occurred in connection with and pursuant to the Exchange Agreement, as summarized further in Item 6 below. The Exchange Agreement also provides for certain restrictions on business combinations and transactions between the Reporting Person or its affiliates and the Company, all as summarized further in Item 6 below. In connection with the execution of the Exchange Agreement, the Company and Management LLC entered into an amendment to the Credit Agreement dated as of April 17, 2001 between the Company and Management LLC (the “Credit Agreement”).

          The Reporting Person intends to evaluate continuously its investment in the Company and, based on such evaluation or other facts and circumstances, may determine at a future date to adopt plans or intentions different from those set forth above. The Reporting Person specifically reserves the right from time to time to increase or decrease its investment in the Company, through privately negotiated purchases or sales of securities, open market purchases or otherwise, and reserves all rights and remedies under the Credit Agreement and the Series B Preferred Stock, including the right to demand payment in full as and when due for repayment or redemption (in each case, subject to the terms of the Intercreditor and Subordination Agreement (summarized in Item 6 below).

          Except as set forth herein or attached hereto, none of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, SPV, Management LLC nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-6 attached hereto, have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5—Interest in Securities of the Issuer

          Item 5 is hereby amended to read in its entirety as follows:

          (a) Based on the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2003, there were 6,532,100 shares of Common Stock outstanding as of November 12, 2003.

          The Reporting Person beneficially owns (i) 3,215,350 shares of Common Stock and (ii) 37,504 shares of Series B Preferred Stock that will be automatically convertible into 43,995,026 shares of Common Stock upon approval of the Charter Amendment and receipt of any required regulatory approvals. The 47,210,376 shares of Common Stock beneficially owned by the Reporting Person (which number is the sum of 3,215,350 and 43,995,026 shares referenced in the previous sentence) represent approximately 93% of the shares of Common Stock on an as converted, fully diluted basis, assuming the Charter Amendment is approved by the stockholders as described below.

          To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, SPV or Management LLC nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-6 attached hereto, beneficially owns any Common Stock.

          (b) There is shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition, as to all shares of Common Stock referenced in paragraph 5(a).

          (c) As described in Item 4 and Item 6, as of the Closing Date, SPV has entered into the Exchange Agreement whereby all of the shares of Series A Preferred Stock previously owned by it have been exchanged for shares of Series B Preferred Stock.

          (d) Except for clients of CSFB LLC who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock held in Managed Accounts, no other person is known by the Reporting Person to have such right or power with respect to shares of Common Stock beneficially owned by the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, SPV or Management LLC.

          (e) Inapplicable.

Item 6 – Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Following is a summary of the material provisions of the (1) Exchange Agreement, (2) the Amendments to the Credit Agreement and Guaranty and Security Agreement and (3) the Intercreditor Agreement, entered into as of the Closing Date.

EXCHANGE AGREEMENT

          On December 31, 2003, the Company, Management LLC and SPV entered into the Exchange Agreement, the material provisions of which are briefly summarized below.

          Exchange of Preferred Stock

          In consideration for SPV delivering to the Company all of the shares of Series A Preferred Stock held by it as of the Closing Date, the Company issued to SPV 37,504 shares of Series B Preferred Stock in exchange therefor. The Series B Preferred Stock will be automatically convertible into shares of Common Stock of the Company upon filing and effectiveness of the Charter Amendment (as defined below) and the prior receipt of any required regulatory approvals. The Series B Preferred Stock has a dividend rate of 5.5%, as compared to the dividend rate of 10.25% of the Series A Preferred Stock and a mandatory redemption date of March 24, 2010, as compared to the mandatory redemption date of March 24, 2004 of the Series A Preferred Stock.

          Charter Amendment

          In connection with the issuance of the new Series B Preferred Stock by the Company, the Board has approved (subject to obtaining the requisite approval of the Company’s stockholders) and recommended (with any directors affiliated with the Reporting Person abstaining from such vote), and agreed to take or cause the Company to take all steps necessary and appropriate to effect, the convening of a meeting of its stockholders as promptly as practicable, but no later than June 30, 2004 (which requirement may be satisfied in connection with the Company’s scheduled May 2004 annual meeting of stockholders), in order to consider and vote upon the approval of, an amendment to its certificate of incorporation (the “Charter Amendment”) to increase the number of authorized shares of Common Stock such that, immediately upon effectiveness of such amendment, there would be sufficient unissued shares of Common Stock to permit the conversion of all of the shares of Series B Preferred Stock into Common Stock. SPV and Management LLC have agreed to be present in person or by proxy at the meeting and at any adjournment or postponement thereof and to vote all of their shares of Common Stock in favor of the Charter Amendment. In the event that the Company fails to receive the approval of its stockholders in favor of the Charter Amendment by June 30, 2004, other than if such failure is the direct or indirect result of any action taken or failed to be taken by Management LLC, SPV, or their affiliates, such failure shall constitute an event of default under the Credit Agreement, which among other things, will result in the holders of the Series B Preferred Stock, voting as a single class, having the right to vote on all matters thereafter brought to the stockholders of the Company (other than the election of directors).

          Board of Directors

          The Exchange Agreement provides that the Company shall take any and all actions necessary on its part (including obtaining the resignation of directors) to cause the directors comprising the full Board, subject to completion of the transactions contemplated by the Exchange Agreement, to be reconstituted to include those directors set forth in the Exchange Agreement (the “New Board”). The New Board shall be the directors of the Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation, removal or replacement in accordance with the certificate of incorporation, bylaws and applicable law.

          Independent Directors

          Following the Closing Date and until the earlier of (i) such date as of which there cease to be any Public Holders of the Company, or (ii) the date of consummation of any voluntary sale, exchange or transfer of all or substantially all of the property or assets of the Company to, or the merger of the Company with, any entity where the stockholders of the Company immediately prior to such transaction receive the same proportionate consideration for their shares and thereafter do not beneficially own, shares of capital stock representing at least a majority of the voting power of the surviving entity, the Company will cause there to be at least two independent directors on the Board (the “Independent Directors”) and such Independent Directors will have approval rights over certain related-party transactions described below. To qualify as Independent Directors the directors shall not be officers of the Company or any of its subsidiaries, shall not otherwise be affiliates of the Reporting Person and shall qualify as “independent” under the rules or listing standards of any securities exchange or market on which any of the Company’s securities are listed or approved for trading, or if not so listed or approved, rules or listing standards of the Nasdaq Stock Market. The Exchange Agreement generally limits the ability of the Reporting Person or any of its affiliates to engage in transactions with the Company or any of its subsidiaries, unless prior thereto such transactions have been approved by the Independent Directors, except that approval of the Independent Directors is not required in the case of (x) a short-form merger pursuant to Section 253 of the General Corporation Law of the State of Delaware (“DGCL”) that has an effective date on or after January 1, 2005 and that provides for merger consideration to the Public Holders which is all cash and which has been reasonably determined by the relevant parent stockholder to constitute fair value (after subtracting debt and other liabilities of the Company and its subsidiaries) within the meaning of Section 262 of the DGCL, or (y) any business combination transaction that satisfies the requirements summarized under “Restriction on Business Combinations” below. The Independent Directors shall have the right to designate nominees for election to at least two seats (including the right to fill any vacancy in any other Independent Director seat occurring between regular elections) and shall undertake to resign at such time as the requirement to have Independent Directors on the Board under the Exchange Agreement ceases to apply.

          The Public Holders may rely on the provisions in the Exchange Agreement regarding the Independent Directors and such provisions shall be enforceable by them, or by the Independent Directors on behalf of the Public Holders. The Company has agreed to pay for reasonable fees and expenses of one firm of counsel engaged to represent the Independent Directors in connection with any action to enforce the Independent Director provisions of the Exchange Agreement on behalf of the Public Holders that is brought and pursued with the good faith approval of each Independent Director.

           Restriction on Business Combinations

          Until January 1, 2005, the Exchange Agreement generally prohibits the Company from effecting any merger, statutory share exchange, consolidation or recapitalization (including a reverse stock split) of the Company in connection with which the Common Stock outstanding shall be changed or exchanged for cash or different securities of the Company or interests in a noncorporate entity or other assets or property (or any combination of the foregoing), or a sale, transfer or other disposition of substantially all of the assets of the Company, with or to any person that beneficially owns more than 50% of the shares of capital stock of the Company entitled to vote generally in the election of directors (excluding from such beneficial ownership any shares deemed owned solely by virtue of entering into an agreement to acquire such shares in connection with any sale transaction), unless such transaction results in consideration to the Public Holders that is equal to the greater of (i) an aggregate cash consideration per share of Common Stock of $.40, subject to customary anti-dilution adjustments, or (ii) an aggregate cash consideration per share that has been reasonably determined by the relevant person that beneficially owns more than 50% of the shares of capital stock of the Company entitled to vote generally in the election of directors, to constitute fair value (after subtracting debt and other liabilities of the Company and its subsidiaries) within the meaning of Section 262 of the DGCL. The Public Holders may rely on the provisions of the Exchange Agreement with regard to business combinations and such provisions shall be enforceable by them or by the Independent Directors on behalf of the Public Holders. The Company has agreed to pay for reasonable fees and expenses of one firm of counsel engaged to represent the Independent Directors in connection with any actions to enforce the provisions of the Exchange Agreement related to restrictions on business combinations on behalf of the Public Holders that are brought and pursued with the good faith approval of each Independent Director.

           Amendment To Registration Rights Agreement

          The Exchange Agreement provides that the Registration Rights Agreement filed as an exhibit to the Initial Schedule 13D shall be amended to grant SPV registration rights with respect to the shares of Common Stock issuable upon the conversion of the shares of Series B Preferred Stock.

AMENDMENT TO CREDIT AGREEMENT

          On the Closing Date and in connection with entering into the Exchange Agreement as described above, Management LLC and the Company entered into an amendment to the Credit Agreement (the “Credit Agreement Amendment”), which provides for (i) a reduction in the interest rate under the Credit Agreement from 12% to 6%, (ii) the extension of the maturity date from April 17, 2004 to March 24, 2010, and (iii) the waiver of the facility fee of $1.5 million that would have been payable upon maturity.

AMENDMENT TO GUARANTY AND SECURITY AGREEMENT

          On the Closing Date and in connection with the credit agreement entered into between the Company and one of its subsidiaries and The Frost National Bank (“Frost”) as of December 31, 2003 (the “Frost Credit Agreement”), Management LLC and certain subsidiaries of the Company entered into an amendment and waiver to the Guaranty and Security Agreement dated as of April 17, 2001 (the “Guaranty Amendment”) whereby all references to the previous credit facility with LaSalle National Bank were changed to refer to, and allow for, the Frost Credit Agreement.

INTERCREDITOR AGREEMENT

          The Company, certain of the Company’s subsidiaries, Management LLC and Frost have entered into an Intercreditor and Subordination Agreement dated as of December 31, 2003 (the “Intercreditor Agreement”) whereby Management LLC generally has agreed that the Company’s obligations to it and SPV under the Credit Agreement and in respect of the Series B Preferred Stock will be subordinated to the obligations of the Company and certain of its subsidiaries under the Frost Credit Agreement and the related security documents.

          The description of the Exchange Agreement, the Credit Agreement Amendment, the Guaranty Amendment, the amendment to the Registration Rights Agreement and the Intercreditor Agreement and the rights of the Reporting Person thereunder is not intended to be complete and is qualified in its entirety by reference to such agreements, which are annexed hereto as Exhibits 4-8, all of which are incorporated herein by reference.

          Except for the Exchange Agreement, the Credit Agreement Amendment, the Guaranty Amendment, the amendment to the Registration Rights Agreement and the Intercreditor Agreement described above and as described in Item 2, Item 4, Item 5 and Item 6 of this Schedule 13D, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, Management LLC, SPV or any of the persons listed on Schedules A-1 – A-6 hereto has any other contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities of the Company.

Item 7—Material to be Filed as Exhibits

          Item 7 is hereby amended by adding the following at the end thereof:

          Exhibit 4 Exchange Agreement dated as of December 31, 2003 among the Company, Management LLC and SPV (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on January 6, 2004).

           Exhibit 5 First Amendment to Registration Rights Agreement dated as of December 31, 2003 between the Company and SPV (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on January 6, 2004).

           Exhibit 6 Second Amendment to Credit Agreement dated as of December 31, 2003 among the Company and the Lenders, the Administrative Agent and the Arranger identified therein (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on January 6, 2004).

           Exhibit 7 First Amendment and Waiver to Guaranty and Security Agreement dated as of December 31, 2003 among the Grantors, the Lenders, the Administrative Agent and the Secured Party identified therein (incorporated by reference to Exhibit 10.4 to the Company's Form 8-K filed on January 6, 2004).

           Exhibit 8 Intercreditor and Subordination Agreement dated as of December 31, 2003 among The Frost National Bank Management LLC, the Company and its subsidiaries party thereto (incorporated by reference to Exhibit 10.5 to the Company's Form 8-K filed on January 6, 2004).

[Signature Page follows]

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2004	CREDIT SUISSE FIRST BOSTON, acting solely on behalf of the Credit Suisse First Boston business unit, excluding Asset Management By: /s/ Ivy B. Dodes Name: Ivy B. Dodes Title: Managing Director

SCHEDULE A-1

EXECUTIVE OFFICERS
OF
THE REPORTING PERSON

          The following sets forth the name, business address, present principal occupation and citizenship of each executive officer of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

Name                            Business Address             Title                        Citizenship
----                            ----------------             -----                        -----------

John J. Mack                    Eleven Madison Avenue        Chief Executive Officer,     United States
                                New York, NY 10010 USA       Chairman

Christopher Carter              Eleven Madison Avenue        Chairman of Europe           Great Britain
                                New York, NY 10010 USA

Brady W. Dougan                 Eleven Madison Avenue        Co-President,                United States
                                New York, NY 10010 USA       Institutional Securities

Stephen R. Volk                 Eleven Madison Avenue        Chairman of CSFB             United States
                                New York, NY 10010 USA

Thomas R. Nides                 Eleven Madison Avenue        Chief Administrative         United States
                                New York, NY 10010 USA       Officer

Hector W. Sants                 One Cabot Square             Chief Executive Officer      Great Britain
                                London, England              and Assistant Vice
                                                             Chairman of European
                                                             Region

Richard E. Thornburgh           Eleven Madison Avenue        Chief Risk Officer of        United States
                                New York, NY 10010 USA       Credit Suisse Group

Adebayo Ogunlesi                Eleven Madison Avenue        Global Head of Investment    Nigeria
                                New York, NY 10010 USA       Banking

Eileen K. Murray                Eleven Madison Avenue        Head of Global Technology,   United States
                                New York, NY 10010 USA       Operations and Product
                                                             Control

Brian Finn                      Eleven Madison Avenue        Member of CSFB Office of     United States
                                New York, NY 10010 USA       the Chairman

Gary G. Lynch                   Eleven Madison Avenue        Global General Counsel and   United States
                                New York, NY 10010 USA       Vice Chairman to Oversee
                                                             Research and Legal and
                                                             Compliance Departments

Paul Calello                    Eleven Madison Avenue        Chairman and Chief           United States
                                New York, NY 10010 USA       Executive Officer of the
                                                             Asia-Pacific Region

Michael Clark                   Eleven Madison Avenue        Co-Head of the Equity        United States
                                New York, NY 10010 USA       Division

Bennett J. Goodman              Eleven Madison Avenue        Chairman of Merchant         United States
                                New York, NY 10010 USA       Banking and Leverage
                                                             Finance

James P. Healy                  Eleven Madison Avenue        Co-Head of the Fixed         United States
                                New York, NY 10010 USA       Income Division

James E. Kreitman               Eleven Madison Avenue        Co-Head of the Fixed         United States
                                New York, NY 10010 USA       Income Division

Jerry Wood                      Eleven Madison Avenue        Co-Head of the Fixed         United States
                                New York, NY 10010 USA       Income Division

Barbara A. Yastine              Eleven Madison Avenue        Chief Financial Officer      United States
                                New York, NY 10010 USA

John A. Ehinger                 Eleven Madison Avenue        Co-Head of the Equity        United States
                                New York, NY 10010 USA       Division

Thomas R. Nides                 Eleven Madison Avenue        Chief Administrative         United States
                                New York, NY 10010 USA       Officer

SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS
OF
CREDIT SUISSE FIRST BOSTON, INC.

          The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston, Inc. The business address of Credit Suisse First Boston, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name                            Business Address             Title                        Citizenship
----                            ----------------             -----                        -----------

John J. Mack                    Eleven Madison Avenue        President, Chief Executive   United States
                                New York, NY 10010 USA       Officer and Board Member

Stephen R. Volk                 Eleven Madison Avenue        Board Member                 United States
                                New York, NY 10010 USA

Adebayo Ogunlesi                Eleven Madison Avenue        Managing Director            Nigeria
                                New York, NY 10010 USA

Brady W. Dougan                 Eleven Madison Avenue        Managing Director            United States
                                New York, NY 10010 USA

Carlos Onis                     Eleven Madison Avenue        Managing Director            United States
                                New York, NY 10010 USA

D. Wilson Ervin                 Eleven Madison Avenue        Managing Director            United States
                                New York, NY 10010 USA

David C. Fisher                 Eleven Madison Avenue        Managing Director, Chief     United States
                                New York, NY 10010 USA       Accounting Officer and
                                                             Controller

David C. O'Leary                Eleven Madison Avenue        Managing Director            United States
                                New York, NY 10010 USA

Gary G. Lynch                   Eleven Madison Avenue        Managing Director and        United States
                                New York, NY 10010 USA       General Counsel

Jeffrey H. Salzman              Eleven Madison Avenue        Managing Director            United States
                                New York, NY 10010 USA

Lewis H. Wirshba                Eleven Madison Avenue        Managing Director and        United States
                                New York, NY 10010 USA       Treasurer

Neil Moskowitz                  Eleven Madison Avenue        Managing Director            United States
                                New York, NY 10010 USA

Neil Radey                      Eleven Madison Avenue        Managing Director            United States
                                New York, NY 10010 USA

Robert C. O'Brien               Eleven Madison Avenue        Managing Director and        United States
                                New York, NY 10010 USA       Chief Credit Officer

Eileen K. Murray                Eleven Madison Avenue        Managing Director            United States
                                New York, NY 10010 USA

SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS
OF
CREDIT SUISSE FIRST BOSTON (USA), INC.

          The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (USA), Inc. The business address of Credit Suisse First Boston (USA), Inc. is Eleven Madison Avenue, New York, New York 10010.

Name                            Business Address             Title                        Citizenship
----                            ----------------             -----                        -----------

Brian D. Finn                   Eleven Madison Avenue        President, Chief Executive   United States
                                New York, NY 10010 USA       Officer and Board Member

Stephen R. Volk                 Eleven Madison Avenue        Managing Director and        United States
                                New York, NY 10010 USA       Board Member

Adebayo Ogunlesi                Eleven Madison Avenue        Board Member, Managing       Nigeria
                                New York, NY 10010 USA       Director and Head Global
                                                             Investment Banking

Eileen K. Murray                Eleven Madison Avenue        Board Member and Managing    United States
                                New York, NY 10010 USA       Director

Brady W. Dougan                 Eleven Madison Avenue        Head of the Securities       United States
                                New York, NY 10010 USA       Division and Board Member

Andrew B. Federbusch            Eleven Madison Avenue        Managing Director            United States
                                New York, NY 10010 USA

Barbara A. Yastine              Eleven Madison Avenue        Managing Director            United States
                                New York, NY 10010 USA

Jeffrey H. Salzman              Eleven Madison Avenue        Managing Director            United States
                                New York, NY 10010 USA

Carlos Onis                     Eleven Madison Avenue        Managing Director            United States
                                New York, NY 10010 USA

D. Wilson Ervin                 Eleven Madison Avenue        Head of Strategic Risk       United States
                                New York, NY 10010 USA

David C. Fisher                 Eleven Madison Avenue        Chief Financial and          United States
                                New York, NY 10010 USA       Accounting Officer

Gary G. Lynch                   Eleven Madison Avenue        Managing Director and        United States
                                New York, NY 10010 USA       General Counsel

Luther L. Terry, Jr.            Eleven Madison Avenue        Managing Director            United States
                                New York, NY 10010 USA

Neil Radey                      Eleven Madison Avenue        Managing Director            United States
                                New York, NY 10010 USA

Neil Moskowitz                  Eleven Madison Avenue        Managing Director            United States
                                New York, NY 10010 USA

Lewis H. Wirshba                Eleven Madison Avenue        Treasurer                    United States
                                New York, NY 10010 USA

Robert C. O'Brien               Eleven Madison Avenue        Chief Credit Officer         United States
                                New York, NY 10010 USA

SCHEDULE A-4

EXECUTIVE OFFICERS AND DIRECTORS
OF
CREDIT SUISSE FIRST BOSTON LLC

          The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston LLC. The business address of Credit Suisse First Boston LLC is Eleven Madison Avenue, New York, New York 10010.

Name                            Business Address             Title                        Citizenship
----                            ----------------             -----                        -----------

John J. Mack                    Eleven Madison Avenue        President, Chief Executive   United States
                                New York, NY 10010 USA       Officer and Board Member

David C. Fisher                 Eleven Madison Avenue        Chief Financial Officer      United States
                                New York, NY 10010 USA       and Member of the Board of
                                                             Managers

Carlos Onis                     Eleven Madison Avenue        Board Member and Member of   United States
                                New York, NY 10010 USA       the Board of Managers

Brady W. Dougan                 Eleven Madison Avenue        Board Member and Managing    United States
                                New York, NY 10010 USA       Director

D. Wilson Ervin                 Eleven Madison Avenue        Managing Director            United States
                                New York, NY 10010 USA

Frank J. DeCongelio             Eleven Madison Avenue        Head of Operations           United States
                                New York, NY 10010 USA

Lewis H. Wirshba                Eleven Madison Avenue        Treasurer                    United States
                                New York, NY 10010 USA

Robert C. O'Brien               Eleven Madison Avenue        Managing Director            United States
                                New York, NY 10010 USA

Gary G. Lynch                   Eleven Madison Avenue        General Counsel and          United States
                                New York, NY 10010 USA       Managing Director

SCHEDULE A-5

EXECUTIVE OFFICERS AND DIRECTORS
OF
SPECIAL SITUATIONS HOLDINGS, INC. - WESTBRIDGE

          The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Special Situations Holdings, Inc. – Westbridge. The business address of Special Situations Holdings, Inc. – Westbridge is Eleven Madison Avenue, New York, New York 10010.

Name                            Business Address             Title                        Citizenship
----                            ----------------             -----                        -----------

Alan H. Freudenstein            Eleven Madison Avenue        President and Board Member   United States
                                New York, NY 10010
                                USA

John R. Wollen                  Eleven Madison Avenue        Vice President and Board     United States
                                New York, NY 10010           Member
                                USA

Thomas Prevost                  Eleven Madison Avenue        Vice President and           United States
                                New York, NY 10010           Director of Taxes
                                USA

Edward W. Flynn                 Eleven Madison Avenue        Vice President and Deputy    United States
                                New York, NY 10010           Director of Taxes
                                USA

Zev A. Kindler                  Eleven Madison Avenue        Treasurer                    United States
                                New York, NY 10010
                                USA

Lori M. Russo                   Eleven Madison Avenue        Secretary                    United States
                                New York, NY 10010
                                USA

Rhonda G. Matty                 Eleven Madison Avenue        Assistant Secretary          United States
                                New York, NY 10010
                                USA

SCHEDULE A-6

EXECUTIVE OFFICERS AND DIRECTORS
OF
CREDIT SUISSE FIRST BOSTON MANAGEMENT LLC

          The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston Management LLC. The business address of Credit Suisse First Boston Management LLC is Eleven Madison Avenue, New York, New York 10010.

Name                            Business Address             Title                        Citizenship
----                            ----------------             -----                        -----------

Brady W. Dougan                 Eleven Madison Avenue        Member of the Board of       United States
                                New York, NY 10010           Managers
                                USA

Carlos Onis                     Eleven Madison Avenue        Member of the Board of       United States
                                New York, NY 10010           Managers, Vice President
                                USA

Lewis H. Wirshba                Eleven Madison Avenue        Member of the Board of       United States
                                New York, NY 10010           Managers
                                USA

Brian D. Finn                   Eleven Madison Avenue        Managing Director            United States
                                New York, NY 10010
                                USA

Lawrence M.v.D. Schloss         Eleven Madison Avenue        Managing Director            United States
                                New York, NY 10010
                                USA

Alan H. Freudenstein            Eleven Madison Avenue        President                    United States
                                New York, NY 10010
                                USA

Raymond M. Disco                Eleven Madison Avenue        Treasurer                    United States
                                New York, NY 10010
                                USA

Thomas Prevost                  Eleven Madison Avenue        Director of Taxes            United States
                                New York, NY 10010
                                USA

Edward W. Flynn                 Eleven Madison Avenue        Deputy Director of Taxes     United States
                                New York, NY 10010
                                USA

Zev A. Kindler                  Eleven Madison Avenue        Assistant Treasurer          United States
                                New York, NY 10010
                                USA

Lori M. Russo                   Eleven Madison Avenue        Secretary                    United States
                                New York, NY 10010
                                USA

Rhonda G. Matty                 Eleven Madison Avenue        Assistant Secretary          United States
                                New York, NY 10010
                                USA

David C. Fisher                 Eleven Madison Avenue        Controller                   United States
                                New York, NY 10010
                                USA

Michael A. Criscito             Eleven Madison Avenue        Vice President               United States
                                New York, NY 10010
                                USA

Salvatore Favia                 Eleven Madison Avenue        Vice President               United States
                                New York, NY 10010
                                USA

Roland P. Jost                  Eleven Madison Avenue        Vice President               United States
                                New York, NY 10010
                                USA

Ira J. Krulik                   Eleven Madison Avenue        Vice President               United States
                                New York, NY 10010
                                USA

Frank R. Malarkey               Eleven Madison Avenue        Vice President               United States
                                New York, NY 10010
                                USA

Lee Mallett                     Eleven Madison Avenue        Vice President               United States
                                New York, NY 10010
                                USA

Jason P. Manske                 Eleven Madison Avenue        Vice President               United States
                                New York, NY 10010
                                USA

Edward J. McMahon               Eleven Madison Avenue        Vice President               United States
                                New York, NY 10010
                                USA

Daniel H. Miller                Eleven Madison Avenue        Vice President               United States
                                New York, NY 10010
                                USA

Thomas V. Pascale               Eleven Madison Avenue        Vice President               United States
                                New York, NY 10010
                                USA

Patrick Remmert                 Eleven Madison Avenue        Vice President               United States
                                New York, NY 10010
                                USA

Linda J. Steinmuller            Eleven Madison Avenue        Vice President               United States
                                New York, NY 10010
                                USA

David C. Watson                 Eleven Madison Avenue        Vice President               United States
                                New York, NY 10010
                                USA

Lisa F. Collett                 One Cabot Square             Vice President               United States
                                London, England